December 5, 2007

Mail Stop 7010

By U.S. Mail and facsimile to (281)591-4102
Peter D. Kinnear
President and Chief Executive Officer
FMC Technologies, Inc.
1803 GEARS ROAD
Houston, Texas 77067

>   **Re: FMC Technologies, Inc.**
>   **Definitive Proxy Statement on Schedule 14A**
>   **Filed March 30, 2007**
>   **File No. 001-16489**

Dear Mr. Kinnear:

        We have reviewed your response letter dated September 21, 2007, and have the following comments. Please respond to our comments by December 19, 2007, or tell us by that time when you will provide us with a response. If the comments request revised disclosure in future filings, please confirm in writing that you will comply with the comments in your future filings and also explain to us how you intend to comply. We welcome any questions you may have about our comments or any other aspect of our review.

Establishing Competitive Pay Levels, page 22

1.   We reissue prior comment 2 in part. It is unclear why you reference 10 oilfield service companies in the discussion regarding the determination of equity stock awards. We note that on page 23, you state that in making compensation comparisons you use either 24 industrial companies or 8 oilfield services companies. Please clarify.

<u>Cash Pay Elements—Annual Non-Equity Incentive Bonus, page 23</u>

2. We reissue prior comments 6 and 9. Please provide the information requested for each named executive officer. If you believe the disclosure of the information would result in competitive harm to the company, please provide a detailed analysis discussing the basis for such belief. Instruction 4 to Item 402(b) of Regulation S-K. If you have adequate basis for omitting the information, please discuss how difficult or likely it will be to achieve the omitted targets.

Please contact me at (202) 551-3687 with any questions.

Sincerely,

Carmen Moncada-Terry
Attorney Advisor